Exhibit 99.1

PIONEER METALS CORPORATION	CLAUDE RESOURCES INC.
SUITE 1007 - 808 NELSON STREET	200, 224 - 4TH AVENUE SOUTH
VANCOUVER, BC, CANADA V6Z 2H2	SASKATOON, SK, CANADA S7K 5M5
PH: (604) 669-3383 FAX (604) 669-1240	PH: (306) 668-7505 FAX (306) 668-7500
Trading Symbol: TSX-PSM	Trading symbols: TSX-CRJ, AMEX-CGR

May 12, 2005

JOINT NEWS RELEASE

Pioneer Metals and Claude Resources Complete Drilling Program at Nokomis Lake Gold Project

Pioneer Metals Corporation (“Pioneer”) and Claude Resources Inc. (“Claude”) have completed a 17-hole winter reconnaissance diamond drilling program (927.3 metres) on their jointly-held Nokomis Lake Gold Project (“Nokomis” or the “Project”). Nokomis consists of thirty-nine contiguous mineral claims totaling approximately 2,200 hectares (5,400 acres). It is located 7.5 kilometres (5 miles) north of Pioneer’s 100%-owned Puffy Lake Gold Mine and Mill (“Puffy Lake”), approximately 70 kilometres (46 miles) northeast of Flin Flon, Manitoba. Claude is the project operator.

The Nokomis Lake Gold Zone, formerly known as the South Showing, is a shear-related intrusive-hosted (tonalite) lode gold system. It hosts a historic mineral resource of 349,110 tonnes grading 6.10 grams per tonne (“g/t”) gold. A scoping study by Kilborn Engineering Pacific Ltd. in 1996 modeled a potentially economic, near surface mineral resource of 100,000 tonnes grading in excess of 13 g/t gold. Most recently (2000), Eckart Buhlmann, P. Geo., an independent consultant for Pioneer, estimated this mineral resource at approximately 80,000 tonnes grading 10 g/t gold with an average width of 4 metres.

(Note: The mineral resources cited are historical estimates that do not conform to the standards outlined in sections 1.3 and 1.4 of National Instrument 43-101).

Claude’s first drilling program in the winter of 2004, terminated due to inclement weather, tested for extensions of the Lower Resource, using deep (200-500 metres) drill holes. The Lower Resource is the deeper, down-faulted portion of the Nokomis Lake Gold Zone. Of the three holes drilled, two (DDH04-106 and DDH04-108) missed mineralization, but a third (DDH04-107) intersected a 1.62 metre interval from 177.28 to 178.90 metres which assayed 3.77 g/t gold, increasing the down-plunge extent of the Nokomis Lake Gold Zone by 100 metres to the south.

Rather than attempting to test for deep extensions of the Lower Resource, the focus of the 2005 winter diamond drilling program was to verify the location, continuity and character of the tonalite formation (“Host Horizon”), with the aim of finding new, near-surface gold zones along its strike, similar to the Upper Resource of the Nokomis Lake Gold Zone. Geological mapping (prospecting) and ground magnetic surveys had been used in previous exploration programs to determine the location of the Host Horizon at surface. A number of gold geochemistry anomalies had also been mapped along this horizon to the north of the Nokomis Lake Gold Zone, including the North Showing. Two previously untested, 1,000 metre segments of the Host Horizon to the northeast of the North Showing and southwest of the Nokomis Lake Gold Zone were drilled using shallow (maximum 108 metres) holes at favourable locations interpreted from geological mapping and ground magnetics. Every hole encountered the Host Horizon, with several intervals of gold and arsenic enrichment, including visible gold, being intersected along the northeast segment of the Host Horizon. Hole N-05-114 intersected 0.65 g/t gold from 25.9 to 27.5 metres (1.6 metres) and hole N-05-115 assayed 0.41 g/t gold over a 1.6 metre interval from 21.3 to 22.9 metres.

Further to the northeast, holes N-05-118 to 123 intersected narrow intervals of gold and arsenic enrichment. Hole N-05-118 intersected 0.57 g/t gold from 21.1-22.9 metres (1.8 metres), and a 1.0 metre interval from 20.75 to 21.0 metres in hole N-05-120 assayed 0.45 g/t gold. Visible gold (0.8 mm diameter) observed at a depth of 20.9 metres in N-05-120 was preserved within the remaining half of the split core from the assayed interval and was not included in the assay sample.

Drilling in the southernmost part of the grid (Lines 5 to 7S) and in the far northern end of the grid (Lines 27N to 29N) did not return significant gold values.

The results of the winter drilling program are encouraging in that the Host Horizon appears to be altered by silicification on the Nokomis Lake Property. This type of alteration indicates that there is the potential for Nokomis-style gold mineralization along the full strike length of the Host Horizon. The drilling results also indicate that geological mapping and ground magnetics alone will not provide suitable targeting criteria for future drilling at Nokomis. The observed close association of the more sulphide-rich sections of the Host Horizon with the best gold intervals at the Nokomis Lake Gold Zone, suggests that an Induced Polarization (“IP”) geophysical survey to map the sulphide content of the Host Horizon along strike and down-dip is warranted. A $200,000 summer exploration program of geophysics and geological mapping is currently being planned. In addition to an IP survey along the Host Horizon, prospecting and geochemical sampling are planned to trace the Host Horizon to the northeast and southwest onto the new claims added to the Project in 2004.

To view a map of the Nokomis Lake Gold Project, please visit Pioneer’s website at www.pioneermetals.net under “Latest Updates”.

Assaying for the 2005 winter program was done at the TSL Laboratories in Saskatoon, Saskatchewan. Assaying and quality control of the drill core samples were under the supervision of John O’Sullivan, P. Eng., the Project’s Qualified Person under N.I. 43-101.

ON BEHALF OF THE BOARD OF DIRECTORS	ON BEHALF OF THE BOARD OF DIRECTORS
OF PIONEER METALS CORPORATION	OF CLAUDE RESOURCES INC.

Stephen H. Sorensen	Arnie E. Hillier
President & C.E.O.	Chairman

For further information please contact: Neil McMillan
President and Chief Executive Officer, Claude Resources Inc.
Phone: 306-668-7505
Fax: 306-668-7500
Email: info@clauderesources.com